EXHIBIT 99.1

Lumenis and Alma Reach Settlement Regarding Patent Lawsuit

November 22, 2010 – Yokneam, Israel

Lumenis Ltd., the world's largest medical laser company and a global developer, manufacturer and seller of laser, light-based and radiofrequency devices for Aesthetic, Surgical and Ophthalmic applications, and Alma Lasers, Ltd., a global developer, manufacturer and provider of laser, light-based, radiofrequency and ultrasound devices for aesthetic and medical applications, announce that they have settled all patent claims and counterclaims in a litigation between Lumenis and its subsidiary, Lumenis Inc. and Alma and its subsidiary, Alma Lasers Inc. that were pending in the United States District Court in Chicago, Illinois. Under the settlement agreement, Lumenis granted Alma a license to its complete patent portfolio for use by Alma with respect to all of Alma’s products in the aesthetic field. Alma will pay Lumenis $6.5 million dollars for the license.

The settlement does not include the lawsuits currently pending in the Israeli courts against Alma Ltd. and Alma’s founders for misappropriation of trade secrets and unjust enrichment, which cases are continuing.

About Lumenis
Lumenis Ltd., the world's largest medical laser company, is a global developer, manufacturer and distributor of laser and light-based devices for Aesthetic, Surgical and Ophthalmic applications, and has more than 800 employees worldwide. Lumenis holds approximately 250 patents, has over 75 FDA clearances, an installed base of over 80,000 systems and presence in over 100 countries. Lumenis endeavors to bring the finest state of the art technology products to the market, fulfilling the highest standards of excellence, quality and reliability, delivering premium value and service to its customers. The name Lumenis is derived from the Latin words meaning "Light of Life" highlighting the light which is the basis of our technologies used to enhance life. For more information about Lumenis and its products, please visit: www.lumenis.com

For further information contact:

Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com

Lumenis and its logo are trademarks or registered trademarks of the Lumenis group of companies.

About Alma Lasers, Ltd.
Alma Lasers is a global developer, manufacturer and provider of laser, light-based, radiofrequency and ultrasound devices for aesthetic and medical applications. Alma Lasers has been at the forefront of innovative multi-technology/multi-application systems designed to meet the unique needs of today’s practitioners. Alma’s mission is to provide modular, cost-effective and high-performance systems that enable practitioners to confidently offer safe, effective and profitable aesthetic treatments to their patients.

For further information contact:

Media Contact:
Jessica Lafontaine
847-415-9316
jlafontaine@sspr.com